Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,					Nine Months Ended September 30, 2014
	2009	2010	2011	2012	2013
	(in thousands)
Computation of earnings:
Net income (loss) before provision for income taxes	$(45,889)	$(73,554)	$(83,912)	$(47,381)	$(80,856)	$29,153
Fixed charges, as calculated below	9,305	10,179	7,776	10,437	6,751	3,105

Total earnings	$(36,584)	$(63,375)	$(76,136)	$(36,944)	$(74,105)	32,258

Computation of fixed charges:
Interest expense, including amortization of debt issuance cost	9,188	10,013	7,644	10,313	6,610	2,999
Estimated interest expense portion of rental expense	117	166	132	124	141	106

Total fixed charges	9,305	10,179	7,776	10,437	6,751	3,105

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	—	—	—	10.4

(1)	Our earnings were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2009, 2010, 2011, 2012, and 2013 by $45.9 million, $73.6 million, $83.9 million, $47.4 million and $80.9 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments.